Exhibit 4.12

FORM OF

EDISON ONCOLOGY HOLDING CORP.

STOCK OPTION CERTIFICATE

THIS CERTIFICATE, dated as of the 30th day of June 2021, evidences the grant of the Option set forth below by Edison Oncology Holding Corp., a Nevada corporation (the “Company”) to Jeffrey A. Bacha (the “Participant”).

1. Grant of Option.

Subject to the provisions of this Certificate and the Edison Oncology Holding Corp. 2021 Omnibus Equity Incentive Plan (the “Plan”), the Company hereby grants to the Participant as of June 30, 2021 (the “Grant Date”) the right and option (the “Option”) to purchase 236,250 shares of Stock, at the Exercise Price of $1.52 per share. The Option shall be a nonqualified option as set forth in the Plan. Unless earlier terminated pursuant to the terms of this Certificate, the Option shall expire on June 30, 2031. Capitalized terms not defined herein shall have the meanings set forth in the Plan.

2. Exercisability of the Option.

The Option shall become vested and exercisable with respect to one-half (1/2) of the shares covered thereby on the 1-year anniversary of the grant date (i.e. June 30, 2022) and thereafter the remainder of the stock option shall vest monthly, in equal installments, such that the option is fully vested upon the 3-year anniversary of the grant date (i.e. June 30, 2024), subject to the prior termination of the Option; provided, however, that upon the Participant’s Continuous Service terminates due to death or disability, all unvested and outstanding Options granted hereby shall immediately vest as of the date of such termination of the Participant’s Continuous Service in accordance with the Plan.

3. Method of Exercise of the Option.

(a) An Option may be exercised and the underlying shares purchased at any time after the Option with respect to those shares vests and before the expiration of the Option Term. To exercise an Option, the Participant shall give written notice to the Company stating the number of shares with respect to which the Option is being exercised.

(b) The full Exercise Price for shares of Stock purchased upon the exercise of any Option shall be paid at the time of such exercise. The Exercise Price shall be payable by check, or such other instrument as the Committee may accept.

4. Option Term.

Except as otherwise determined by the Committee after the date of this Certificate, the Option Term shall end on the earliest of (1) the date on which the Option has been exercised in full, (2) the date on which the Participant experiences a termination of the Participant’s Continuous Service for Cause or a voluntary termination of the Participant’s Continuous Service, (3) the three-year anniversary of the date on which the Participant experiences a termination of Continuous Service due to death or disability and (4) the 90th day after the termination of Continuous Service for any other reason; provided, that in no event may the Option Term extend beyond June 30, 2031. Upon the occurrence of a termination of the Participant’s Continuous Service for any reason other than death or disability, the Option Term shall thereupon end with respect to any portion of the Option that is unvested as of the date of such Termination and such unvested portion shall be forfeited immediately unless otherwise determined by the Committee.

5. Nontransferability of the Option.

This Ce1tificate and the Option evidenced hereby are not assignable, transferable or negotiable and are subject to the detailed terms and conditions contained in the Plan, the terms and conditions of which the Participant hereby expressly agrees with the Company to be bound by. If any rights exercisable by the Participant or benefits deliverable to the Participate under this Certificate have not been exercised or delivered, at the time of the Participant’s death, such rights shall be exercisable by the Designated Beneficiary, and such benefits shall be delivered to the Designated Beneficiary, in accordance with the provisions of this Certificate and the Plan.

6. Taxes and Withholdings.

No later than the date of exercise of the Option granted hereunder, the Participant shall pay to the Company or make arrangements satisfactory to the Committee regarding payment of any federal, state or local taxes of any kind required by law to be withheld upon the exercise of such Option and the Company shall, to the extent permitted or required by law, have the right to deduct from any payment of any kind otherwise due to the Participant, federal, state and local taxes of any kind required by law to be withheld upon the exercise of such Option, as provided in Section 17.5 of the Plan.

7. Notices.

All notices and other communications under this Certificate shall be in writing and shall be given by hand delivery to the other party or by confirmed fax or overnight courier, or by postage paid first class mail, addressed as follows:

If to the Participant: Jeffrey A. Bacha Suite 3 – 1545 W. 14th Ave. Vancouver, BC Canada V6J 2J1 email: jb@eohc.com Facsimile: (604) 608-5685	If to the Company: Edison Oncology Holding Corp. 3475 Edison Way, Suite R Menlo Park, CA 94025 Attention: Corporate Secretary Facsimile: (650) 332-1260

or to such other address or facsimile number as any party shall have furnished to the other in writing in accordance with this Paragraph 7. Notice and communications shall be effective when actually received by the addressee.

8. Effect of Certificate.

Except as otherwise provided hereunder, this Certificate shall be binding upon and shall inure to the benefit of any successor or successors of the Company, and to successor of the Participant pursuant to Paragraph 5.

9. Conflicts and Interpretation.

The Option is subject to the provisions of the Plan, which are hereby incorporated by reference. In the event of any conflict between this Certificate and the Plan, the Plan shall control. In the event of any ambiguity in this Certificate, any term which is not defined in this Certificate, or any matters as to which this Certificate is silent, the Plan shall govern including, without limitation, the provisions thereof pursuant to which the Committee has the power, among others, to (i) interpret the Plan, (ii) prescribe, amend and rescind rules and regulations relating to the Plan and (iii) make all other determinations deemed necessary or advisable for the administration of the Plan and in the case of any dispute with regard to any matter in respect hereof, the provisions of the Plan and the records of the Company will prevail.

10. Headings.

The headings of paragraphs herein are included solely for convenience of reference and shall not affect the meaning or interpretation of any of the provisions of this Certificate.

11. Amendment.

This Certificate may not be modified, amended or waived except by an instrument in writing signed by the Company. The waiver by either party of compliance with any provision of this Certificate shall not operate or be construed as a waiver of any other provision of this Certificate, or of any subsequent breach by such party of a provision of this Certificate.

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IN WITNESS WHEREOF, as of the date first above written, the Company has caused this Certificate to be executed on its behalf by a duly authorized officer.

EDISON ONCOLOGY HOLDING CORP.

By:
Name:	Dr. Dennis Brown
Title:	Chairman of the Board of Directors

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